NORTHEAST BANCORP
Exhibit 11. Statement Regarding Computation of Per Share Earnings

	Three Months Ended	Three Months Ended
	March 31, 2008	March 31, 2007
EQUIVALENT SHARES:

Weighted Average Shares Outstanding	2,320,951	2,452,632

Total Diluted Shares	2,333,212	2,471,476

Net Income	$672,169	$524,967

Basic Earnings Per Share	$0.29	$0.21

Diluted Earnings Per Share	$0.29	$0.21

	Nine Months Ended	Nine Months Ended
	March 31, 2008	March 31, 2007
EQUIVALENT SHARES:

Weighted Average Shares Outstanding	2,364,828	2,451,298

Total Diluted Shares	2,380,412	2,471,156

Net Income	$1,505,162	$1,396,991

Basic Earnings Per Share	$0.64	$0.57

Diluted Earnings Per Share	$0.63	$0.57